UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3; NYSE: LINX), leader and specialist in technology for retail, announces to its shareholders and the market that it has signed a partnership with Rappi, to integrate Linx's Omnichannel platform with its marketplace. The partnership will expand product offerings and give users the ability to purchase through the super app.

Now, when a customer purchases a product from a seller through the Rappi platform, they can rely on Rappi's well-known delivery system. In order to have access to this feature, the marketplace seller must be a Linx OMNI OMS (Order Management System) user. Companies like Nike, Centauro, Boticário, Drogaria São Paulo, Hering, Alpargatas, Vivara, Lojas Marisa, TokStok, RiHappy, Inbrands and Restoque are among the users that could use this solution.

The signing of this agreement is another step by Linx to reinforce its leadership in the Omnichannel strategy, supporting its clients on the digital transformation journey and strengthening a smooth relationship with their customers.

São Paulo, January 13, 2020.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2020

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer